Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Solaris Resources Inc. (“Solaris” or the “Company”)

Suite 555 - 999 Canada Place

Vancouver, British Columbia V6C 3E1

Item 2.	Date of Material Change

November 20, 2024

Item 3.	News Release

A news release announcing the material change was disseminated through the facilities of GlobeNewswire on November 20, 2024 and a copy was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

On November 20, 2024, Solaris announced final steps to complete its emigration by year-end, including management and board changes; a growth-oriented spin-out anticipated in 2025; and a C$500,000 private placement.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On November 20, 2024, Solaris announced the final steps to complete its emigration by year-end following the Company’s previous announcement to position the Company to maximize returns for shareholders and protect the interests of stakeholders by aligning with regulators in Ecuador as Warintza completes the permitting process (see the Company’s news release dated September 9, 2024).

In connection with the emigration, the Company announced the appointment of Matthew Rowlinson as President and Chief Executive Officer of the Company, effective January 1, 2025, to be based in a new office in Zug, Switzerland, with further appointments in this office to follow. Mr. Rowlinson is uniquely well positioned for this role having most recently served as the Head of Copper Business Development for Glencore, one of the world’s largest copper miners.

The Company also announced the appointment of Mr. Matthew Rowlinson, Mr. Rodrigo Borja, and Mr. Hans Wick to the Company’s board of directors effective January 1, 2025. The Company’s directors in Canada, Mr. Daniel Earle, Ms. Poonam Puri, Mr. Kevin Thomson and Mr. Ron Walsh will resign from their roles on the board effective January 1, 2025.

Mr. Rowlinson will lead the executive team and be supported by the Warintza Project team led by the Company’s Chief Operating Officer, Mr. Javier Toro. Mr. Toro has built a technical team based in Lima, Peru, with recent hires from senior copper mining companies as Project Director, Senior Resource Geologist, Geotechnical Manager, Senior Metallurgical Engineer, and Mine Planning Engineers. Additionally, Mr. Toro will continue to be supported by Ecuadorian executives, Mr. Jorge Fierro, Vice President, Exploration, and Mr. Ricardo Obando, newly promoted to the role of Vice President, Community and Government Affairs, both of whom have been with Solaris since inception.

Placement and Spin-Out

In connection with his appointment, Mr. Rowlinson has agreed to subscribe for C$500,000 of common shares from the Company pursuant to a private placement.

The Company anticipates completing a spin-out transaction to capitalize on its non-core assets, including La Verde, Capricho, and Paco Orco, which will form the foundation of a new growth-oriented copper company focused on the consolidation of operating and advanced development assets with exceptional upside potential. This new company will benefit from the deep knowledge of the universe of projects and extensive network of relationships Mr. Rowlinson brings to Solaris to rapidly scale its business. The Company will announce additional details about this exciting venture in the new year.

Matthew Rowlinson Appointed President & CEO, and to Board of Directors

Matthew Rowlinson has extensive experience from senior executive roles in Glencore’s copper department over the past eleven years. Since 2021, Matthew served as Head of Copper Business Development where he was jointly responsible for the strategic direction of one of the largest copper portfolios in the sector and developed deep knowledge of the industry and global inventory of projects.

In this role, he successfully executed multiple public and private M&A transactions, highlighted by Glencore’s consolidation of the global scale MARA project. Matthew joined Glencore in 2013 as an asset manager for Latin America and was subsequently appointed Chief Financial Officer for Copper Americas. He began his career with Ernst & Young as an auditor of multinational mining and financial companies and is a qualified Chartered Accountant that holds an MBA from the University of Bath, UK.

Rodrigo Borja Appointed to Board of Directors

Rodrigo Borja is a senior lawyer with decades of experience in Ecuador, including as the Chief Legal Officer (“CLO”) of several foreign companies with operations in the mining and oil sectors. In the mining sector, Rodrigo was CLO of Kinross’ Ecuador subsidiary, where he managed all legal aspects of the company. He led the negotiations with the Ecuadorian state for the Mining Exploitation Contract for the Fruta del Norte project and the investment contract that protects foreign investment. Rodrigo is currently a partner with AVL Abogados where he leads its mining practice.

Prior to this, Rodrigo was the CLO of the Brazilian oil company Petrobras, responsible for all legal aspects of its operation from 2002 to 2010. He was also a member of the Executive Committee, as well as an alternate member of the Board of Directors of OCP Ecuador, Ecuador’s main oil pipeline.

Hans Wick Appointed to Board of Directors

Hans Wick has decades of experience in the financial services and investment sector, with his most recent role as the Managing Director of a Swiss private bank. As a senior financial services and investment professional, Hans benefits from an in-depth knowledge of the sector and a wide network of contacts which he applies to his mandates and lends to the boards of directors he serves on. Over the course of his banking career, Hans has also been active in the mining sector for decades as an investor and advisor to numerous companies.

Ricardo Obando Appointed Vice President, Community and Government Affairs

Ricardo Obando brings over 16 years of experience in the public and private sectors in Ecuador and is an expert in the field of government and community social relations, with a specialty in the formulation and design of dialogue and consultation processes. Until his promotion, Ricardo served as Country Manager, Ecuador, for Solaris since 2019.

Prior to this, Mr. Obando held senior roles in the Ecuadorian public sector, including Advisor to the Ministry of Energy and Mines, Strategic Coordinator of Social Intervention of the Ministry of Strategic Sectors, as well as Director of Social and Environmental Monitoring of the Hydrocarbons Secretariat and Coordinator of Social Participation, Community Relations and Management in the Ministry of Environment.

Final Emigration Steps

As part of the Company’s final emigration steps, the Company anticipates that effective January 1, 2025, its Canadian offices will be closed, the Company and its subsidiaries will have no individuals in Canada who are employed or self-employed in connection with the Company’s or its subsidiaries’ operations, the Company and its subsidiaries will have no assets in Canada used in carrying on the Company’s or its subsidiaries’ operations, and the Company and its subsidiaries will otherwise not carry on any part of their operations in Canada.

The Company does not anticipate that the foregoing emigration steps will pose adverse tax consequences for the Company or impact its stock exchange listings.

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Tom Ladner

Vice President, Legal

(604) 638-1470

Item 9.	Date of Report

November 28, 2024